Mr. Karl Hiller Branch Chief Securities and Exchange Commission	Royal Dutch Shell plc Carel van Bylandtlaan 30 2596 HR The Hague The Netherlands Tel +31 70 377 3120 Email Martin.J.tenBrink@shell.com Internet http://www.shell.com
100 F Street, NE Washington, D.C. 20549-4628 United States of America

April 23, 2012

RE:	Royal Dutch Shell plc

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 15, 2012

File No.1-32575

SEC letter April 10, 2012

Dear Mr. Hiller,

As Controller of Royal Dutch Shell plc (“Royal Dutch Shell”), and on behalf of Royal Dutch Shell and its subsidiaries, I am responding to your letter of April 10, 2012, to Peter Voser regarding the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2011. Capitalized terms used but not defined herein have the same meaning given to such terms as in the Royal Dutch Shell Form 20-F for the Fiscal Year Ended December 31, 2011, filed March 15, 2012 (Commission File Number 1-32575). Please see below our numbered responses to your comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 4 – Segment Information, page 112

1.	Please explain why your disclosure does not include details of the revenues which were generated from the products and services of your upstream and downstream segments and submit the revisions that you would propose to comply with paragraph 32 of IFRS 8.

As discussed on page 11 of our Form 20-F and on page 105 in Note 2 to our consolidated financial statements, the operations of Royal Dutch Shell are organized and managed through three business segments: Upstream, Downstream and Corporate. This segmentation basis also reflects the way that decisions on resource allocation and appraisal of business performance are taken by the chief operating decision maker of the Company. The Upstream segment includes activities associated with the searching for and recovering of crude oil and natural gas; the liquefaction and transportation of gas; the extraction of bitumen from oil sands and its conversion into synthetic crude oil; wind energy and limited trading. Our Downstream segment includes activities associated with the manufacturing; distribution and marketing activities for oil products, chemicals, alternative energy (excluding wind) and CO2 management and the trading of hydrocarbons and energy-related products. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell’s self-insurance activities.

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503

Mr. Karl Hiller

Securities and Exchange Commission

April 23, 2012

Paragraph 32 of IFRS 8 states that “[a]n entity shall report the revenues from external customers for each product and service or each group of similar products and services . . . . ” (emphasis added). We view the products produced and sold within each segment to be similar. For example, in our Upstream segment, many of our wells will produce both oil and gas. In our Downstream segment, we produce and sell mostly refined petroleum based products. Additionally, our chief operating decision maker does not review operating results and performance along specific product lines or services (e.g., Quaker State, Pennzoil, Helix, Shell VPower, Rain-X, Jiffy Lube).

In accordance with IFRS 8 we have disclosed revenue by segment. We do not, however, believe that IFRS 8 requires us to disclose product revenues within our segments.

Supplementary Information – Oil and Gas (Unaudited), page 141

2.	We note that you have combined estimates of crude oil and natural gas liquids in disclosing your reserve quantities. Tell us how you applied FASB ASC paragraph 932-235-50-4 in preparing this combined presentation and submit a schedule showing the information in the table on page 143, for crude oil and natural gas liquids separately.

FASB ASC paragraph 932-235-50-4 requires separate disclosure for natural gas liquids (NGLs) if NGLs are significant. NGLs were not significant to Royal Dutch Shell. As of December 31, 2011, NGLs accounted for roughly 3% of our total proved reserves. Accordingly, we do not believe separate disclosure of NGLs was required by FASB ASC paragraph 932-235-50-4.

If you have any questions please contact me at +31 70 377 3120 or Joseph Babits at +1 864 905 6276.

Sincerely,

Martin J. ten Brink

Executive Vice President Controller

Cc:	Mark Wojciechowski
Division of Corporation Finance
Securities and Exchange Commission

Lily Dang

Division of Corporation Finance

Securities and Exchange Commission